SECURITIES & EXCHANGE COMMISSION

WASHINGTON, D.C.   20549

NOTICE OF EXEMPT SOLICITATION (VOLUNTARY SUBMISSION)

NAME OF REGISTRANT:  Gannett Co., Inc.

NAME OF PERSON RELYING ON EXEMPTION: The News Guild-Communications Workers of America

ADDRESS OF PERSON RELYING ON EXEMPTION:  501 Third Street, N.W. 6th floor, Washington, D.C.   20001

Written materials are submitted pursuant to Rule 14a-6(g)(1) promulgated under the Securities Exchange Act of 1934:

____________________________________________________________________________________________________________________________________________________________________________________________\

THE NEWSGUILD – CWA
501 3rd Street, NW, 6th floor, Washington, DC 20001
(202) 434-7177 Fax (202) 434-1472 newsguild.org

NOTICE OF EXEMPT SOLICITATION

Wri©en materials are submi©ed pursuant to Rule 14a-6(g)(1) promulgated under the SecuriŸes Exchange Act of 1934.

Vote “Withhold” for Mike Reed on Item 1 of your proxy card.

Dear Fellow Ganne© Shareholders:

The NewsGuild-CommunicaŸons Workers of America urges Ganne© shareholders to vote against Chairman Mike Reed for director by withholding their vote for Mr. Reed on Item 1 of the proxy card.

Mr. Reed has failed shareholders. Between the merger of GateHouse Media and Ganne© Media on November 19, 2019, and May 10, 2023, the Ganne© share price fell 70%. For the same period, the S&P 500 rose 33% and the share prices at other public news companies performed much be©er: News CorporaŸon gained 132%, The New York Times Company increased 117%, and Lee Enterprises lost 32%.

Mr. Reed has dangerously mortgaged the future of our company by assuming debt with high interest rates and quarterly payments that are extracted from stakeholders. He has reduced local content by relying on wire service and regional stories, cut newsroom sta, and maintained a compensaŸon policy that is forcing many of our journalists to seek work elsewhere. As a result, our communiŸes are not being served and our employees are demoralized. Therefore, we believe it is Ÿme for a change in leadership: a clear vote of no-con dence in a guy who has weakened our company, forsaken the towns and ciŸes where we have outlets, and impoverished shareholders. Mike Reed “is failing in plain sight” as columnist Mike McCrory stated in the Boston Globe on April 13, 2023 (h©ps://bit.ly/3NFo©M).

The NewsGuild-CWA is a major stakeholder of our company. The CWA General Fund owns 1,590 shares of Ganne©. NewsGuild-CWA members and sta own Ganne© shares. CWA members hold Ganne© shares directly and indirectly through public pension funds. Ganne© employees have organized into over 50 NewsGuild-CWA bargaining units, represenŸng more than 1,000 employees.

The Decline of a Storied Brand

The merger of GateHouse Media and Ganne© Media in November 2019 has been an unmiŸgated disaster. The NewsGuild-CWA criŸcized the merger at the Ÿme as likely to impose a massive debt burden on the company that would be addressed only by very negaŸve acŸons:

Martha Waggoner	Jon Schleuss	Marian Needham
Chairperson	President	Executive Vice President

CWA|SCA Canada President: Martin O’Hanlon

Vice Presidents: Diane Mastrull, Dan Gabor, Kevin Flowers, Michael Cabanatuan, Bill Baker, Jeff Gordon

The high debt load will exert downward pressure on wages and employment. ConsolidaŸon may accelerate news deserts. And Ganne© shareholders are likely to lose money.

(h©ps://bit.ly/3VnODmG)

Mr. Reed responded to our concerns by labelling The NewsGuild-CWA as a “big problem” (The New York Times, November 19, 2019): “unŸl we can get them to sit at a table and have a real discussion about where the world is today, there’s going to be ine ciencies.” The NewsGuild-CWA did not understand the business, Mr. Reed ponŸ cated (h©ps://bit.ly/3nMFwQj). Mr. Reed’s criŸcism of Ganne©’s owner workers was sadly wrong – jobs have been cut, wages are stagnaŸng, news deserts in Ganne© locaŸons are developing, and shareholders have been let down.

Observers now view our company with a combinaŸon of sadness and concern for the consequences for all stakeholders. The arŸcle, “What We Lost When Ganne© Came to Town” (AtlanŸc, October 5, 2021) is emblemaŸc of that combinaŸon. Elaine Godfrey writes that most of the arŸcles in the Burlington-Iowa-based Hawk Eye – the paper that touts itself as the oldest paper in Iowa – are no longer local but instead are regional or from wire services. GateHouse bought the paper in 2016 and cut jobs to such an extent that 100 employees were reduced to 12 in 2021, and its building was put on the market in 2020 (h©ps://bit.ly/3ARXqUs).

This is a story that is replicated countless Ÿmes across the country in Ganne©’s papers. On March 27, 2023, Los Angeles Times reporter James Rainey wrote about The Californian, a daily newspaper in Salinas, which was unable to cover the oods in January that were displacing crops and farmworkers because it had no reporters. It also could not cover a contested mayoral elecŸon in November 2022 or the sta ng shortages in the police department. Likewise, it missed the death of a man run over by a train in early March as well as a court order against a labor contractor to pay back wages and penalŸes to farmworkers. The paper only carries regional stories (h©ps://bit.ly/44jGWlJ).

In February 2022, the media scholar Dan Kennedy wrote that Ganne© was replacing local news with regional news at 6 weeklies in Massachuse©s. As Kennedy opined: “I want to know what’s going on at City Hall, and if my local Ganne© weekly isn’t going to tell me, I’m stuck” (h©ps://bit.ly/421Ta0L). In January 2023, Kennedy wrote that “Ganne© conŸnues to walk away from its weekly newspapers” in the Columbus, Ohio, area (h©ps://bit.ly/3LigMqQ ).

On March 10, 2023, the independent AusŸn Chronicle found that the newsroom of its bigger rival, the AusŸn American-Statesman, had lost sta because Ganne© refused to pay a compeŸŸve wage and the remaining workers were suering burnout. It concluded that: “the capital of Texas is increasingly covered by what you might call a ghost daily – a newspaper that isn’t su ciently staed to watchdog the various systems of power in a community” (h©ps://bit.ly/44njqEh).

Axios found on December 8, 2022, that Ganne© had cut the sta of the St. Cloud (Minnesota) Times down to three (from 36 in 2014). The paper, according to Professor Dale Zacher from St. Cloud University was a “ghost newspaper, ... a shell of its former self. It is sŸll publishing, but it is not doing anywhere near what it used to.” This is in a city of 200,000 people with no local television. Ganne©’s spokesperson responded in tone-deaf fashion: "While incredibly di cult, implemenŸng these e ciencies and responding decisively to the ongoing macroeconomic volaŸlity will conŸnue to propel Ganne©'s future” (h©ps://bit.ly/3nhXD0n). The next month, Axios reported, the last reporter leL the St. Cloud Times.

Columnist Brian McCrory re ected on Mr. Reed in the Boston Globe, March 26, 2023) 40 months aLer the merger: “He looks across the vast carnage of his work and sees a lot of unemployed journalists who are to blame” (h©ps://bit.ly/3p55IFW). Ganne© needs the eyes, ears, and skills of its newsroom to provide informaŸon to its communiŸes. It does not need Mr. Reed.

False Promise of Better Days

While the merger was a mistake for virtually all stakeholders – save some highly paid corporate executives – it is the situation we now need to face. But we need to face that situation with a realism that Mr. Reed lacks.

“We're entering 2023 with a great deal of optimism,” Mike Reed told investors on the company’s 4th quarter 2022 earnings call. This statement reinforced his words during the 3rd quarter earnings call: “our future is bright and our share price will recover as we continue to execute.” Corporate leaders need to project opŸmism about the future, but Ganne© goes overboard. This is the leader who in 2019 projected cuts of only 8% at the Ÿme of the merger. (New York Times, November 19, 2019).

The NewsGuild-CWA has compared the performance of Ganne© to three other publicly-traded news companies – Lee Enterprises, The New York Times Company, and News CorporaŸon (owner of The Wall Street Journal, among other assets). Comparisons do not re ect favorably on Ganne© and projecŸons from current growth rates suggest wild miscalculaŸon on the part of Mr. Reed.

We examined quarterly metrics from the quarter ending June 2020 (calendar quarter 2 or 2CQ) to the quarter ending December 2022 (calendar quarter 4 or 4CQ), a total of 11 quarters. (We chose that starŸng quarter because it included the results of Lee’s acquisiŸon of BH Media.) From 2CQ2020 to 4CQ2022, quarterly revenues fell 4.7% for Ganne© but grew 1.4% for Lee, and they were up 31.1% for News CorporaŸon and up 65.3% for The New York Times Company.

Reed expends considerable energy in touŸng the company’s transiŸon to digital. Here again Mr. Reed’s opŸmism is not enŸrely backed up by the data. Between 2CQ2020 and 4CQ2022, Lee boosted digital-only subscribers by 154% compared to Ganne©’s 119%, which admi©edly out-performed digital growth at The New York Times (81%) and The Wall Street Journal (41%). (It should be noted that both The New York Times and The Wall Street Journal started the transiŸon to digital much earlier than Ganne© or Lee, and the Times has a towering lead in digital-only subscripŸons.) Unfortunately, the revenue derived from digital circulaŸon is weak at Ganne©: the average quarterly revenue per digital-only subscriber for 4CQ2022 was $17.48 for Ganne© but $21.86 for Lee and $26.24 for The New York Times. (Digital circulaŸon data for The Wall Street Journal is not available.) To put it succinctly, Lee is growing its digital footprint faster than Ganne© and is earning more per digital subscriber.

Ganne© does not have a road map for replacing its print revenues because it is not earning as much as other news companies on its digital subscripŸons. Moreover, that $17 quarterly revenue per digital subscripŸon has been at for the last seven quarters. Meanwhile, the average quarterly revenue per print subscriber for 4Q2022 was $61.44. To the extent that digital is replacing print, overall circulaŸon revenue for Ganne© Media will decline.

Moreover, Ganne© is sŸll very dependent on the print revenue from subscribers the company wants to convert to digital. In 4CQ2022, Ganne© had circulaŸon revenues of $256.7 million while its digital-only circulaŸon revenues were $35.5 million Hence 86% of current circulaŸon revenues are dependent on print.

By using growth rates over the previous ve quarters, The NewsGuild-CWA has modeled changes for digital circulation, print circulation, digital advertising, and print advertising. Then we projected out inflection points: when digital circulation would exceed print circulation, when digital advertising would exceed print advertising, when overall digital revenues would exceed overall print revenues, and finally when revenues would return to current levels in real terms.

We found that at current growth rates for digital and decline rates for print, digital circulation revenues will not exceed print circulation revenues until 3Q2026. Digital advertising will not exceed print advertising until 2Q2045. Digital revenues will not exceed print revenues until 4Q2026. Total revenue will not return to 3Q2022 levels in real terms until 1Q2031. Not much room for optimism under the current leadership.

“Journalism is more important now than ever before” – Really?

Mike Reed wrote in the Annual Report 2022 (released April 26, 2023), “We believe journalism is more important now than ever before, and we are commi©ed to doing our part to ensure that it remains a vibrant and vital part of our society” (h©ps://bit.ly/44trt2B). Two months earlier, the company proclaimed: “We believe our employees are our greatest assets and the foundaŸon of our business is the people and employees who make our day-to-day operaŸons possible” (h©ps://bit.ly/42nWnro).

Aside from its Orwellian veneer, that genu ecŸon to journalism does not square with the job cuts imposed on the company. Six weeks aLer the merger, December 31, 2019, Ganne© reported having 21,255 employees in the U.S. By December 31, 2022, the number fell to 11,200 employees. In three years, Ganne© has cut 47% of its employees. If we start with the year preceding the merger, it is even worse. The total employee count for GateHouse Media and Ganne© Media on December 31, 2018, was 24,338. In four years, the new Ganne© cut 54% of its workforce.

The NewsGuild-CWA has witnessed these cuts rst-hand. Several Guild acŸvists examined shrinking headcounts in their newsrooms for April 2013, April 2018, and April 2023. The percentage cut ranges from 36% to 91% over 10 years:

  ArizonaRepublic:200in2013to140in2018to89in2023.
  AusŸn(Texas)American-Statesman:200in2013to110in2018to41in2023.
  MilwaukeeSenŸnel:129in2013to104in2018to83in2023.
  Sarasota(Florida)HeraldTribune:100in2013to30in2018and18in2023.
  IndianapolisStar:98in2013to56in2018to43in2023.
  TheJournalNews(LowerHudsonValley,NewYork):73in2013to40in2018to25in2023.

  SouthBend(Indiana)Tribune:55 in2013to45in2018 to14in2023.
  TheLakeland(Florida)Ledger:49in2013to24in2018to8in2023.
  TheRecord-Courier(Kent,Ohio):43in2013to29in2018to4in2023.
  TheUŸcaObserver-Dispatch:30in2013to20in2018to4in2023.
  FordierentŸmeperiods,TheProvidenceJournal:115in2014,34in2019,and25 in2023.
  TheDemocratandChronicle(Rochester,NewYork):86in2011to48in2016to19in2022.
  TheFloridaTimes-Union(Jacksonville):90 in2016,62in2018,and22inApril2023.

The media scholar Joshua Benton reports that newsroom employment at the Register-Guard in Eugene, Oregon, fell from 40 in 2018 at the Ÿme it was sold to GateHouse to 7 employees currently (h©ps://bit.ly/3AYtO8d).

The media scholar Penny Abernathy de nes ghost newspapers as those publicaŸons with “newsrooms [that] are either nonexistent or lack the resources to adequately cover their communiŸes” (h©ps://bit.ly/40X0CsI). Through its drasŸc cutbacks, Ganne© has created several ghost newspapers with no or minimal newsroom employees. NewsGuild-CWA members in Ohio report that three dailies – the

Ashland Times-Gaze©e, the Alliance Review, and the Port Clinton News Herald – are unstaed. Rainey reported that the weekly Mt. Shasta News in northern California no longer has full-Ÿme reporters. Di©o for the Cambridge (Massachuse©s) Chronicle. The St. AugusŸne (Florida) Record has one reporter, a “sports storyteller.” The Daily Jeersonian in Cambridge, Ohio, has a sportswriter and an editor.

SomeŸmes Ganne© takes the more extreme path of shu«ng newspapers and zeroing out employees altogether. In February 2023, it closed six weekly papers in the Akron, Ohio, area (h©ps://bit.ly/44oeorn). It shut four weeklies in Northern Kentucky in May 2022 (h©ps://bit.ly/3LwUthm). It closed 19 weeklies in Massachuse©s, Dan Kennedy reported, and merged another nine weeklies into four in 2022 (h©ps://bit.ly/3NFI3Gv).

Ganne©’s compensaŸon policy forces newsroom talent out of the company. The company has depressed wages and refuses to bring newsroom salaries in line with other public service jobs, such as nurses, teachers, and re ghters. Several NewsGuild-CWA members are housing insecure. One NewsGuild member was told by her doctor to get a new job so she could aord be©er nutriŸon (h©ps://bit.ly/42lSwLM). The same employee was rejected for a used car loan but does qualify for rental assistance, despite her 13 years at Ganne© (h©ps://bit.ly/41oi21J). The company has demanded unpaid furloughs and cut contribuŸons to the 401(k) plans. The NewsGuild at the Arizona Republic notes that since October 2019, 80 bargaining unit members have leL, and 54 of them were women/BIPOC/LGBTQ+. The Indianapolis Star unit reports that 20 journalists have leL the newsroom since 2021 for be©er paying jobs.

If Ganne© employees are “our greatest assets,” why is the company treaŸng them so poorly?

Disrespecting our Communities

Sta ng cuts translate directly into a reducŸon in local news stories.

NewGuild-CWA members examined their local paper on three dates – the last Wednesday in April 2013, April 2018, and April 2023 – and counted the shrinking number of local stories versus stories from Ganne©’s regional hubs or from regional and naŸonal wire services. While these are only snapshots of local content in these papers, they are illustraŸve of the loss of local content.

  TheAusŸnAmerican-Statesman:37storiesinApril2013 to30inApril2018to9inApril2023.
  TheSarasotaHerald-Tribune:35inApril2013,23inApril2018,and9inApril2023.
  TheFloridaTimes-Union:41 inApril2013,31inApril2018,and10inApril2023.
  TheDemocratandChronicle:20inApril2013,15inApril2018,and3inApril2023.
  TheJournalNews:55inApril2013,18inApril2018,and7inApril2023.
  TheSouthBendTribune:20inApril2013,13inApril2018,and7inApril2023.
  TheAsburyParkPress:36inApril2013,21inApril2018,and7inApril2023.
  TheLakelandLedger:37 inApril2013,24inApril2018,and2inApril2023.
  The(Bergen)Record:11inApril2013,9inApril2018,and4inApril2023.
  ThePalmBeachPost29inApril2013,21inApril2018,and12inApril2023.

The percentage reducŸon of local news stories in these newspapers ranges from 59% to 95%.

The reducŸon in newsroom employees means that editors need to make choices about stories to cover. Inevitably, it means that certain subjects are no longer covered. The Democrat and Chronicle cut its enŸre business secŸon except real estate. Aside from food reporŸng, small business is rarely covered. At the Record Courier, Kent State University sports are no longer covered. At the Sarasota Herald-Tribune, Charlo©e County, city government, and the environment no longer have dedicated reporters who know the terrain. At the South Bend Tribune, there is very li©le coverage now of Notre Dame sports, except football and basketball, nor is there coverage of most high school sports. Meanwhile, the neighboring town of Mishawaka (pop. 51,000) gets no county or town news coverage. Despite Jacksonville having three naval bases – accounŸng for 97,000 jobs and $12 billion of gross regional product (h©ps://bit.ly/3peXc7p) – the Florida Times-Union no longer has a dedicated military beat.

With insu cient sta, the employees that remain take on mulŸple beats or stories do not get covered. The last staer of the Ashland Times-Gaze©e was a photographer who also covered the city council. At the Lakeland Ledger, the business reporter now also covers educaŸon while the poliŸcs reporter also covers the environment, colleges, LGBT issues, and aborŸon. At the AusŸn American-Statesman, 5 reporters’ beats – 2 City Hall, 1 Travis/Hays County, 1 transportaŸon, and 1 public safety – have been put on the shoulders of one reporter. Likewise, the paper used to have 5 breaking news reporters but now uses only 1 reporter along with the assistance of interns.

We know what happens to communiŸes when the light from news outlets dims. PoliŸcal extremism can surge, corrupŸon has fewer watchdogs, high school sports have fewer chroniclers, corporate misconduct has fewer witnesses, and municipal borrowing costs can rise. From a shareholder perspecŸve, these cuts to local news reporters and local news don’t just weaken civil society, they diminish the future of that company in the community. As Joshua Benton wrote, “no company has done more to shrink local journalism than [Ganne©] has in recent years” (h©ps://bit.ly/3VLvviX).

This Disdain for Journalism Aggravates Risk Factors

Headline risk. Ganne© is becoming the new news industry vulture, the Alden Global Capital of 2023. It buys, cuts, and hollows out newsrooms. Virtually every story now about our company references the cutbacks and what it has done to the communiŸes where it is present.

Business risk. The company runs two types of business risks – revenue and human capital. First, the scarcity of local stories will turn o subscribers, making them more likely to terminate their subscripŸons. Ganne© journalists frequently receive calls from the public, especially from older members of the public, complaining about how li©le local content is found in their paper.

Second, the company is also facing a human-capital risk. Not only is Ganne© cu«ng jobs, but it is also underpaying its current employees. In most of its communiŸes, our company pays its newsroom employees less than similarly quali ed public-service employees, like nurses and teachers, who also have college degrees and serve the public. Newsroom employees who have the deep connecŸons to their communiŸes are leaving for higher pay to provide for their families. For example, since winning recogniŸon in October 2019 at the Arizona Republic, 80 bargaining unit members have leL, 54 of them were women, BIPOC or LGBTQ+.

Legal risk. Sta shortages prevent proper ve«ng. A recent incident involving a NewsGuild-CWA member illustrates the dangers that cutbacks pose for the company.

InvesŸgaŸve reporter AnŸgone Barton at the Palm Beach Post wrote an arŸcle on December 17, 2022, on the science of burning sugar cane in elds. She cited researchers at Florida State University who tracked exposure to cane smoke and ne parŸcle illnesses from 2008 to 2018: the smoke increased death rates by a non-trivial amount in the surrounding areas. The 2,200-word arŸcle cited research studies in other countries that were consistent with the FSU ndings (h©ps://bit.ly/3nLQ1TX).

On January 29, 2023, the Ganne©-owned Pensacola News Journal published a guest column highly criŸcal of Barton’s arŸcle under the Ÿtle “Fraudulent Warning Label Lacks ScienŸ c Evidence.”. Unfortunately, the guest column was replete with factual inaccuracies. It claimed the arŸcle was published throughout the USA Today network; it was not. It claimed the FSU report was backed by acŸvists and lacked data; it was wri©en by scienŸsts and was replete with data. It con ated the sugar cane burning the Palm Beach Post had covered over the last 20 years with the state wild re control program. The guest column was rst submi©ed to the Palm Beach Post but was rejected because of its false asserŸons. Ms. Barton recommended the Pensacola News Journal publish a correcŸon; it did not. Only when she suggested that the paper and the company were courŸng legal liability – the author had defamed Ms. Barton as “fraudulent” – was the paper taken down from the online website and de-linked from Google, 27 days aLer it appeared. (It is sŸll available through Lexis Nexis.) The company issued a correcŸon in the print version only. In an email, the New Journal editor described her decision to publish a column rebu«ng an arŸcle she had neither read nor run and that a©acked a network journalist by name, as a “rushed edit.”

Imagine if that “rushed edit” involved a company, say Dominion VoŸng Systems, with deep pockets. The First Amendment might not protect our company from liability.

What is to be Done?

Ganne© needs to re-populate newsrooms, provide more local content, and provide the informaŸon its communiŸes deserve.

With its current debt burden, Ganne© can pursue mulŸple opŸons. First, it should try to re-negoŸate the debt to extend out the payback period and lower annual payments. Second, it should stop the pracŸce of using asset sales to overpay that debt. Funds from asset sales should be re-directed to newsrooms that will allow the company to grow. Both acŸons would free up more cash for newsrooms.

ExecuŸve pay needs moderaŸon. In 2021, Mr. Reed made $7.7 million, according to the proxy statement. In 2022, he made $3.4 million. SŸll, the raŸo of pay to median salary at the company in 2022 was 66:1, down from 160:1 in 2021, according to the proxy statement. Given the awed prioriŸes of our company and the need to grow local news, we recommend a CEO-to-median salary raŸo of 20:1. If Mr. Reed’s compensaŸon is capped at that level, it will eventually lower salaries throughout the execuŸve ranks. Current contracts with Mr. Reed and Douglas Horne, our CFO, need to be respected, but no future employment contracts should be made that breaches that ceiling. And both Mr. Reed and Mr. Horne, if they choose to remain with the company, should be encouraged to renegoŸate their contracts to comply with the new company policy. All cash from these execuŸve savings should be re-directed towards the producers of news – the reporters, editors, and newsroom support sta.

The company also needs to be transparent about its sta ng. Each news outlet website should have a list of newsroom sta. If there are no sta members, then the directory should state that in the name of transparency. Our audience should know what it is buying.

Our company will only survive if its brands reconnect to their communiŸes. Our recommendaŸons will move us in that direcŸon.

To undertake this change in direcŸon, we need new leadership at the top.

Please vote “withhold Mike Reed” on Item 1 of your proxy card.

For further informaŸon, please contact Tony Daley (tdaley@cwa-union.org).

Jon Schleuss

President, The NewsGuild-CommunicaŸons Workers of America

THIS IS NOT A SOLICITATION OF YOUR PROXY. Please do not return your proxy to us, as it will not be accepted.